Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Correvio Pharma Corp. (“Correvio” or the “Company”)
1441 Creekside Dr.

6th floor
Vancouver, BC V6J 4S7

Item 2 Date of Material Change

January 1, 2019

Item 3 News Release

Correvio issued a news release with respect to the material change on January 2, 2019. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.

Item 4 Summary of Material Change

On January 2, 2019, Correvio Pharma Corp. (“Correvio” or the “Company”) announced that Mark H.N. Corrigan, MD, will be appointed as the Company’s new Chief Executive Officer by the end of the first quarter of 2019. Correvio’s current President and Chief Executive Officer, William Hunter, MD, will transition out of his executive roles but will retain his position as a member of the board of directors of the Company (the “Board”). The Company’s current Chief Financial Officer, Justin Renz, has assumed the responsibilities of President of the Company, effective as of January 1, 2019. In addition, Vanda De Cian, MD, will join the Board effective as of March 12, 2019.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On January 2, 2019, Correvio announced that Mark H.N. Corrigan, MD, will be appointed as the Company’s new Chief Executive Officer by the end of the first quarter of 2019. Dr. Corrigan is currently serving as a member of the Board. Correvio’s current President and Chief Executive Officer, William Hunter, MD, will transition out of his executive roles but will retain his position as a member of the Board. The Company’s current Chief Financial Officer, Justin Renz, has assumed the responsibilities of President of the Company effective January 1, 2019.

Vanda De Cian, MD, will join the Board, effective as of March 12, 2019. Dr. De Cian will serve as a member of both the Governance and Nominating Committee, and the Compensation Committee.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:

Justin Renz

Chief Financial Officer

604-677-6905

Item 9 Date of Report
January 11, 2019